Exhibit 3.34
Certificate of Formation
of
Socal Holding, LLC
The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "Delaware Limited Liability Company Act"), hereby certifies that:
FIRST: The name of the limited liability company (hereinafter called the "limited liability company") is Socal Holding, LLC.
SECOND: The address of the registered office and the name and the address of the registered agent for service of process of the limited liability company required to be maintained by Section 18‑104 of the Delaware Limited Liability Company Act is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801.
Executed on March 13, 2014
/s/ S. P. Parise
S. P. Parise
Authorized Person